UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2014

INTERNATIONAL GAME TECHNOLOGY

(Exact Name of Registrant as Specified in its Charter)

Nevada	001-10684	88-0173041
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

6355 South Buffalo Drive

Las Vegas, Nevada 89113

(Address of Principal Executive Offices) (Zip Code)

(702) 669-7777

(Registrant’s telephone number, including area code)

Not Applicable

(Former Name or Former Address, if Changed Since Last Report.)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02                                           Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

(e)                                  On August 18, 2014, the Compensation Committee of the Board of Directors of International Game Technology (“IGT” or the “Company”) approved a new retention plan (the “Retention Plan”) for employees of the Company and its subsidiaries. All employees of the Company and its subsidiaries will be eligible to participate in the Retention Plan. Under the Retention Plan, participants will be eligible to receive a cash bonus if they remain employed with the Company or one of its subsidiaries through the first to occur of (1) the closing of the merger transactions pursuant to the Agreement and Plan of Merger, dated as of July 15, 2014 (the “Merger Agreement”), among GTECH S.p.A. (“GTECH”), GTECH Corporation, Georgia Worldwide Limited (“NewCo”), Georgia Worldwide Corporation and the Company (as described in the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 18, 2014), or (2) the termination of the Merger Agreement. Bonuses under the Retention Plan will be paid not later than 10 business days after the event that triggers the bonus.  Bonuses under the Retention Plan are intended to act as a replacement for the absence of fiscal 2015 annual equity grants as well as for employee retention purposes through the closing of the merger transactions described above.

The Compensation Committee also approved the participation in the Retention Plan of each of the Company’s executive officers identified below and the potential bonus amount for each executive as follows:

Name and Principal Position	Potential Bonus Amount
Patti S. Hart Chief Executive Officer	$3,200,000
John M. Vandemore Chief Financial Officer and Treasurer	$945,000
Eric A. Berg Chief Operations Officer	$225,000
Eric P. Tom Executive Vice President, Global Sales	$550,000
Paul C. Gracey, Jr. General Counsel and Secretary	$550,000

The foregoing description of the Retention Plan is qualified in its entirety by reference to the full text of the Retention Plan, which is filed as Exhibit 10.1 to this Current Report on Form 8-K and is incorporated by reference herein.

Item 8.01.                                        Other Events.

The information set forth above in Item 5.02 of this Current Report on Form 8-K is hereby incorporated by reference into this Item 8.01.

Important Information for Investors and Securityholders

This communication is for informational purposes only and is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer will not be made directly or indirectly, in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

NewCo will file with the SEC a registration statement on Form F-4, which will include the proxy statement of IGT that also constitutes a prospectus of NewCo (the “proxy statement/prospectus”). INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN THEIR ENTIRETY CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT IGT, GTECH, NEWCO, THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC by the parties through the website maintained by the SEC at www.sec.gov. In addition, investors and securityholders will be able to obtain free copies of the proxy statement/prospectus and other documents filed with the SEC on IGT’s website at IGT.com within the “Investor Relations” section or by contacting Investor Relations at 866-296-4232 (for documents filed with the SEC by IGT) or on GTECH’s website at gtech.com or by contacting Corporate Communications at 401-392-7452 (for documents filed with the SEC by NewCo).

The release, publication or distribution of this communication in certain jurisdictions may be restricted by law and therefore persons in such jurisdictions into which this communication is released, published or distributed should inform themselves about and observe such restrictions.

Participants in the Distribution

IGT, GTECH and NewCo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the securityholders of IGT in respect of the proposed transactions contemplated by the proxy statement/prospectus. Information regarding the persons who are, under the rules of the SEC, participants in the solicitation of the securityholders of IGT in connection with the proposed transactions, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding IGT’s directors and executive officers is contained in IGT’s Annual Report on Form 10-K for the year ended September 28, 2013 and its Proxy Statement on Schedule 14A, dated January 24, 2014, which are filed with the SEC and can be obtained free of charge from the sources indicated above.

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements (including within the meaning of the Private Securities Litigation Reform Act of 1995) concerning IGT, GTECH, NewCo, the proposed transactions and other matters. These statements may discuss goals, intentions and expectations as to future plans, trends, events, results of operations or financial condition, or otherwise, based on current beliefs of the management of IGT and GTECH as well as assumptions made by, and information currently available to, such management. Forward-looking statements may be accompanied by words such as “aim,” “anticipate,” “believe,” “plan,” “could,” “would,” “should,” “estimate,” “expect,” “forecast,” “future,” “guidance,” “intend,” “may,” “will,” “possible,” “potential,” “predict,” “project” or similar words, phrases or expressions. These forward-looking statements are subject to various risks and uncertainties, many of which are outside the parties’ control. Therefore, you should not place undue reliance on such statements. Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to obtain applicable regulatory or securityholder approvals in a timely manner or otherwise; failure to satisfy other closing conditions to the proposed transactions; risks that the new businesses will not be integrated successfully or that the combined companies will not realize estimated cost savings, value of certain tax assets, synergies and growth or that such benefits may take longer to realize than expected; failure to realize anticipated benefits of the combined operations; risks relating to unanticipated costs of integration; reductions in customer spending, a slowdown in customer payments and changes in customer demand for products and services; unanticipated changes relating to competitive factors in the industries in which the companies operate; ability to hire and retain key personnel; the potential impact of announcement or consummation of the proposed transactions on relationships with third parties, including customers, employees and competitors; ability to attract new customers and retain existing customers in the manner anticipated; reliance on and integration of information technology systems; changes in legislation or governmental regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the companies or their customers; conditions in the credit markets; risks associated with assumptions the parties make in connection with the parties’ critical accounting estimates and legal proceedings; and the parties’ international operations, which are subject to the risks of currency fluctuations and foreign exchange controls. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the parties’ businesses, including those described in IGT’s  Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed from time to time with the Securities and Exchange Commission (the “SEC”) and those described in GTECH’s annual reports, registration documents and other documents filed from time to time with the Italian financial market regulator (CONSOB).  Except as required under applicable law, the parties do not assume any obligation to update these forward-looking statements.

Item 9.01                                           Financial Statements and Exhibits.

(d)                                 Exhibits.

Exhibit Number	Description

10.1	Retention Plan

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

INTERNATIONAL GAME TECHNOLOGY

	By:	/s/ Paul C. Gracey, Jr.
Date: August 22, 2014		Paul C. Gracey, Jr.
General Counsel and Secretary

Exhibit Index

Exhibit Number	Description
10.1	Retention Plan